SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )

                              SCANVEC AMIABLE, LTD.

                                (Name of Issuer)

              ORDINARY SHARES, NOMINAL VALUE 1.0 NEW ISRAELI SHEKEL

                         (Title of Class of Securities)

                                    M82400108

                                 (CUSIP Number)

                                SCOTT STONE, ESQ.
                                44 CHURCH STREET
                          WHITE PLAINS, NEW YORK 10601
                                 (914) 761-4999

            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                DECEMBER 7, 2004

             (Date of Event which requires filing of this statement)

      IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX / /.

      NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

      * THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

      THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

                                  SCHEDULE 13D

CUSIP  NO M82400108
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES  ONLY)

      TWM ASSOCIATES LLC
      IRS NO.:  34-2002900

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) /X/
                                                                      (B) / /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      WC

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK

--------------------------------------------------------------------------------
NUMBER OF SHARES             (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH                       0
REPORTING  PERSON          -----------------------------------
WITH                         (8)  SHARED  VOTING  POWER
                                      0
                           -----------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                      0
                           -----------------------------------
                            (10) SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

                                     500,000

--------------------------------------------------------------------------------

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
      EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.9%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

                                       OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP  NO M82400108
--------------------------------------------------------------------------------
(1)   NAMES OF REPORTING PERSONS
      I.R.S.IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES  ONLY)

      SCOTT STONE

--------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (A) /X/
                                                                      (B) / /
--------------------------------------------------------------------------------
(3)   SEC USE ONLY

--------------------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

      NOT APPLICABLE

--------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                      / /

--------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES

--------------------------------------------------------------------------------
NUMBER OF SHARES             (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH                       500,000
REPORTING  PERSON          -------------------------------
WITH                         (8)  SHARED  VOTING  POWER
                                      0
                           -------------------------------
                             (9) SOLE DISPOSITIVE POWER
                                      500,000
                           -------------------------------
                            (10) SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON

                                     500,000

--------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                       / /
      EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                      9.9%
--------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

              IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1. SECURITY AND ISSUER.

      This statement on Schedule 13D ("Schedule 13D") relates to the Ordinary Shares, nominal value 1.0 New Israeli Shekel per share ("Ordinary Shares"), of Scanvec Amiable, Ltd., an Israel corporation ("Scanvec" or "Issuer"). The principal executive offices of Scanvec are located at International Plaza Two, Suite 625, Philadelphia, Pennsylvania 19113-1518.

ITEM 2. IDENTITY AND BACKGROUND.

      The persons filing this Schedule 13D are TWM Associates LLC, a New York limited liability company, and Scott Stone. Such filing persons may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended. Set forth below is certain information relating to these filing persons and, with respect to TWM Associates LLC, information relating to its control:

      TWM Associates LLC

      (a) Name: TWM Associates LLC

      (b) Address: c/o Scott Stone, Esq., 44 Church Street, White Plains, New York 10601

      (c) Principal Business: The principal business of TWM Associates LLC is to make investments in equity securities with a view towards realizing capital gains.

      (d), (e) Certain Proceedings: During the last five years, TWM Associates LLC has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

      (f) Citizenship: TWM Associates LLC is a Delaware limited liability company.

      Scott Stone

      (a) Name: Scott Stone

      (b) Address: 44 Church Street, White Plains, New York 10601

      (c) Principal Occupation or Employment: The principal occupation of Scott Stone is working as an attorney in private practice. Mr. Stone's offices are located at 44 Church Street, White Plains, New York 10601.

      (d), (e) Certain Proceedings: During the last five years, Mr. Stone has not been the subject of any type of proceeding specified in Items 2(d) and 2(e) of Schedule 13D.

      (f) Citizenship: Mr. Stone is a citizen of the United States of America.

      Control of TWM Associates LLC

      Mr. Stone is the controlling manager of TWM Associates LLC.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On December 7, 2004, TWM Associates LLC acquired in a private transaction 500,000 Ordinary Shares from Rockwood Group LLC, a Delaware limited liability company and an existing shareholder of the Issuer, for an aggregate purchase price of $400,000. TWM Associates LLC used its available working capital in making such acquisition.

ITEM 4 PURPOSE OF TRANSACTION.

      TWM Associates LLC acquired the Ordinary Shares disclosed in Item 3 above in order to obtain an equity position in the Issuer. Depending upon market conditions and other factors that TWM Associates LLC may deem material to investment decisions, TWM Associates LLC may acquire additional securities of the Issuer in the open market, in private transactions, by tender offer or by any other permissible means.

ITEM 5 INTEREST IN SECURITIES OF THE ISSUER.

      (a) As a result of the acquisition of Ordinary Shares by TWM Associates LLC on December 7, 2004, as more particularly described in Item 3 above, as of the close of business on December 8, 2004, TWM Associates LLC beneficially owned directly 500,000 Ordinary Shares. The 500,000 Ordinary Shares beneficially owned directly by TWM Associates LLC constitute approximately 9.9% (calculated pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended) of the 5,013,500 outstanding Ordinary Shares as disclosed in the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2004. As of the close of business on December 8, 2004, Mr. Stone beneficially owned indirectly the 500,000 Ordinary Shares beneficially owned directly by TWM Associates LLC.

      As of the close of business on December 8, 2004, Mr. Stone did not beneficially own directly any Ordinary Shares.

      (b) As a result of the relationship described in the immediately following sentence, Mr. Stone has the sole power to dispose or to direct the disposition of, and to vote or to direct the vote of, 500,000 Ordinary Shares. Mr. Stone is the controlling manager of TWM Associates LLC.

      (c) On December 7, 2004, TWM Associates LLC acquired in a private transaction 500,000 Ordinary Shares from Rockwood Group LLC, a Delaware limited liability company and an existing shareholder of the Issuer, for an aggregate purchase price of $400,000.

      (d) TWM Associates LLC has three members that own equal equity interests therein. These members are the sole persons entitled to receive distributions from TWM Associates LLC.

      (e) Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Not applicable.

ITEM 7 MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 Joint Filing Agreement dated December 7, 2004.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2004                               TWM ASSOCIATES LLC

                                                       By: /s/ Scott Stone
                                                          ----------------------
                                                          Name: Scott Stone
                                                          Title: Manager

                                                       /s/ Scott Stone
                                                       -------------------------
                                                       Scott Stone

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Ordinary Shares, nominal value 1.0 New Israeli Shekel per share, of Scanvec Amiable, Ltd., an Israel corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Joint Filing Agreement this 8th day of December 2004.

                                                       TWM ASSOCIATES LLC

                                                       By: /s/ Scott Stone
                                                          ----------------------
                                                          Name: Scott Stone
                                                          Title: Manager

                                                       /s/ Scott Stone
                                                       -------------------------
                                                       Scott Stone